SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-3)
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
Mountain Valley Bancshares Inc.
(Name of Issuer)
Mountain Valley Bancshares, Inc.

R. Keith Alexander	John Clifford Cox, Sr.
Donald E. Allison	Marc J. Greene
B. David Barrett	Rachel Marshall
C. Lamar Black	Aubrey H. McIntyre
E. Ray Black, Sr.	June W. Parks
Joel R. Campbell	R. Gerald Sims
(Names of Person(s) Filing Statement)
Common Stock, no par value
(Title of Class of Securities)
62430P 20 3
(CUSIP Number of Class of Securities)
Marc J. Greene
President and CEO
Mountain Valley Bancshares, Inc.
136 North Main Street
Cleveland, Georgia 30528
(770) 486-2000
(Name, address, and telephone numbers of
person authorized to receive notices
and communications on behalf of filing
persons)
Copy To:
Michael P. Marshall, Jr., Esq.
Miller & Martin PLLC
1170 Peachtree Street, N.E.,
Suite 800
Atlanta, GA 30309-7649
(404) 962-6442

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$4,351,600	$171.02

*	For purposes of calculating the fee only. This amount assumes 430,000 shares of common stock of the subject company will be exchanged for 430,000 shares of Class A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of March 31, 2008, which was $10.12 per share. Pursuant to Fee Rate Advisory #6 for Fiscal Year 2008 the amount of the filing fee was calculated based on a rate equal to $39.30 per million dollars.
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2)
☐	and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with amendments to the articles of incorporation of Mountain Valley Bancshares, Inc. (“Mountain Valley” or the “Company”), which collectively provide for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of fewer than 2,001 shares into the Company’s Class A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend its obligation to file reports under Section 15(d) of the Exchange Act. A copy of the Articles of Amendment containing the proposed amendments is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Schedule. The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the proposed amendments.
All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.  Summary Term Sheet
The Information set forth in Exhibit 1 under the caption “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING” is incorporated herein by reference.
Item 2.  Subject Company Information
The required information is incorporated by reference to the caption to the Notice of Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “DESCRIPTION OF CAPITAL STOCK — Common Stock” and “MARKET PRICE OF MOUNTAIN VALLEY BANCSHARES, INC. COMMON STOCK AND DIVIDEND INFORMATION.” The Telephone number is (706) 348-6622.
Item 3.  Identity and Background of Filing Person
The business address and telephone number of each person listed on the cover of this Schedule is c/o Mountain Valley Bancshares, Inc., 136 North Main Street, Cleveland, Georgia 30528, telephone (706) 348-6622. Each filing person is a citizen of the United States and, except for Rachel Marshall, is a director of the Company. Marc J. Green is also the President and Chief Executive Officer of the Company, Donald E. Allison also serves as Executive Vice President and Chief Credit Officer of the Company, and Rachel Marshall is the Company’s Chief Financial Officer. The other information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
Set forth below is a brief account of the business experience of our directors and executive officers during the past five years.
     R. KEITH ALEXANDER —He has been the co-owner and broker of Mountain Country Realty, Inc. since 1985, and is also president and owner of Alexander Investments, Inc., a land and development company. Mountain Country Realty merged with Prudential Realty in 2004. He is a poultry grower with Fieldale Farms.
     DONALD E. ALLISON — Mr. Allison served as Mountain Valley Community Bank’s Executive Vice President and Chief Credit Officer since 2004. In January 2008, he was promoted to President of Mountain Valley Community Bank.
     B. DAVID BARRETT, DDS — Dr. Barrett was born in northern Hall County, Georgia, and has practiced dentistry in Cleveland since July of 1980.
     C. LAMAR BLACK — Mr. Black has been in the oil business as a petroleum distributor since 1962 and is currently the Exxon Distributor in Cleveland.
     E. RAY BLACK, SR. — Mr. Black has been a pharmacist in Cleveland for 34 years. He has also been part of a corporation that has owned and operated convenience and grocery stores, and is still active in real estate sales, development and construction. He currently owns the IGA in Clermont, Georgia.
     JOEL R. CAMPBELL — Mr. Campbell is currently the owner of Campbell Construction and Land Development Company, a position he has held since 1998.
     JOHN CLIFFORD COX — Mr. Cox has been the co-owner and operator of several convenience stores in Dahlonega and Cleveland since 1991.
     MARC J. GREENE — Mr. Greene has served as the Company’s President and Chief Executive Officer since joining the organization in 2003.

     RACHEL MARSHALL — Ms. Marshall has served as the Company’s Chief Financial Officer since joining the organization in 2003.
     AUBREY H. MCINTYRE — Mr. McIntyre has been owner and operator of Aubrey’s Barber Shop in Cleveland for 50 years.
     JUNE W. PARKS — Dr. Parks was employed as a real estate agent for Prudential North Georgia Realty, Inc. from 2005-2007. In 2008, she joined Buckeye Realty, Inc. in Cleveland, Georgia. She and her husband, Bobby, have owned and operated a cheese and wine shop, “The Cheese Hoop,” in Helen for 15 years.
     R. GERALD SIMS — Mr. Sims is the chief executive officer of Simco Interiors, Inc., a commercial construction contracting business.
To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 4.   Terms of the Transaction
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Overview of the Amendments to our Articles of Incorporation and the Reclassification, — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, — Our Position as to the Fairness of the Reclassification, — Purpose and Structure of the Reclassification, — Effects of the Reclassification on Mountain Valley Bancshares, — Effects of the Reclassification on Shareholders of Mountain Valley Bancshares, — Material Federal Income Tax Consequences of the Reclassification, — Dissenters’ Rights, and - Accounting Treatment,” “DESCRIPTION OF CAPITAL STOCK — Common Stock, — Preferred Stock, and — Class A Preferred Stock” and “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING.”
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
The required information is incorporated herein by reference to the section of Exhibit 1 entitled “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”
Item 6.   Purposes of the Transaction and Plans or Proposals
The shares of common stock reclassified to Class A Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:
(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Mountain Valley or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of Mountain Valley or any subsidiary;

(3)	any material change in Mountain Valley’s present dividend rate or policy or in its indebtedness or capitalization;

(4)	any change in Mountain Valley’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in Mountain Valley’s corporate structure or business;

(6)	any class of Mountain Valley’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	except as disclosed in response to Item 7 relating to the prospective termination of registration of the Mountain Valley common stock under the Exchange Act, any class of Mountain Valley’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of Mountain Valley’s obligation to file reports under Section 15(d) of the Exchange Act.
Item 7. Purposes, Alternatives, Reasons and Effects in a Going Private Transaction
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Overview of the Amendments to our Articles of Incorporation and the Reclassification, — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, — Our Position as to the Fairness of the Reclassification, — Purpose and Structure of the Reclassification, — Effects of the Reclassification on Mountain Valley Bancshares, — Effects of the Reclassification on Shareholders of Mountain Valley Bancshares, and — Material Federal Income Tax Consequences of the Reclassification.
Item 8. Fairness of the Going Private Transaction
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Overview of the Amendments to our Articles of Incorporation and the Reclassification, — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, — Our Position as to the Fairness of the Reclassification.
Item 9. Reports, Opinions, Appraisals and Negotiations
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Overview of the Amendments to our Articles of Incorporation and the Reclassification, — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, — Our Position as to the Fairness of the Reclassification. and “OTHER MATTERS — Reports, Opinions, Appraisals and Negotiations.” No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.
Item 10. Source and Amount of Funds or Other Consideration
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL MATTERS — Financing of the Reclassification and — Fees and Expenses.”

Item 11. Interest in Securities of the Subject Company
The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”
Item 12. The Solicitation or Recommendation
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation.
Item 13. Financial Statements
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)” and “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”
Item 14. Persons/Assets Retained, Employed, Compensated or Used
The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING.”
Item 15. Additional Information
The information contained in the Proxy Statement, including any appendices or exhibits thereto, is incorporated herein by reference.
Item 16. Exhibits
(a)	Preliminary Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on August 8, 2008 (incorporated by reference to the Proxy Statement filed with the Commission by the Company on August 8, 2008).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 8, 2008

MOUNTAIN VALLEY BANCSHARES, INC.
By:	/s/ Marc J. Green
Marc J. Greene, Chief Executive Officer

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Marc J. Greene and E. Ray Black, Sr. as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Rule 13E-3 Transaction Statement on Schedule 13E-3, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their substitutes, could lawfully do or cause to be done by virtue hereof.
Date: August 8, 2008

/s/ R. Keith Alexander
R. Keith Alexander

/s/ Donald E. Allison
Donald E. Allison

/s/ B. David Barrett
B. David Barrett

/s/ C. Lamar Black
C. Lamar Black

/s/ E. Ray Black, Sr.
E. Ray Black, Sr.

/s/ Joel R. Campbell
Joel R. Campbell

/s/ John Clifford Cox, Sr.
John Clifford Cox, Sr.

/s/ Marc J. Greene
Marc J. Greene

/s/ Rachel Marshall
Rachel Marshall

/s/ Aubrey H. McIntyre
Aubrey H. McIntrye

/s/ June W. Parks
June W. Parks

/s/ R. Gerald Sims
R. Gerald Sims